SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on the Price of the Barrels of Oil

subject to the Transfer of Rights

Rio de Janeiro, August 19th, 2010 – Petróleo Brasileiro S.A. – Petrobras explains that, in response to an Official Letter from the Comissão de Valores Mobiliários, the Brazilian securities regulator or CVM (CVM/SEP/GEA-1/No. 353/2010), concerning the article in the Folha de São Paulo newspaper printed on August 18, 2010,, entitled “Minister sees barrel closer to US$10”, concerning  statements made by Márcio Zimmermann, the Minister of Mines and Energy and a member of Petrobras’ Board of Directors :

In accordance with the requirements of Paragraph 1, article 3, of CVM Instruction no. 358/02, the Company asked the Minister about the statements made in the newspaper article. The Minister affirmed that the statement referred to areas with characteristics similar to the pre-salt areas already under concession, and in no event did he provide a declarative  statement concerning the valuation of the barrels of oil to be transferred to Petrobras pursuant to the Transfer of Rights. The  statement “it indicates  that the value of the reserves  should remain within this price range” is solely an inference made by the newspaper.

With regard to the statement that the objective of the government is to “maximize the value of the reserves, since they are an asset of the Brazilian Federal Government”, it should be noted that the Transfer of Rights will be a commercial transaction between two parties, Petrobras and the Brazilian Federal Government, in accordance with  market rules and observing the Company’s policies regarding to transactions between  related parties  and transparency. As such, it is natural for both parties to seek, through negotiations, to maximize their results. Therefore, it is not a sign that the “price will be closer to US$10 than to US$5”, which is an inference made by the newspaper article.

In the same article, the Minister affirmed that the “government will seek a fair price”, proving that values have not yet been determined. The same article also affirms that the ANP has not yet delivered to the Ministry of Mines and Energy the result of the studies ordered to the certification company concerning the value and volume of the reserves that will be transferred to Petrobras pursuant to the Transfer of Rights. Thus, it is not appropriate to talk about a material fact according to the rules of the CVM, since there is no concrete and defined information concerning the price of the barrels of oil.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

It is important to note that the determination of the price of the barrels of oil subject to the  Transfer of Rights depends, among other factors and  in addition to  the determination of the areas that will be subject to the Transfer of Rights, upon the completion of the appraisals  of the certification company hired by Petrobras and of the certification company hired by the ANP concerning the “fair price”, and, only after the completion of these appraisal reports will Petrobras and the Brazilian Federal Government discuss and determine the fair price of the barrels of oil subject to the Transfer of Rights.

Concerning newspaper reports published today, Petrobras clarifies that the Transfer of Rights is still l under negotiation and the Company has been working to  to carry out a potential public offering of shares in September.   At the moment, any discussion concerning the value of the barrels of oil subject to the Transfer of Rights is  merely speculative, given that the reports from the certification companies are still not ready.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.